Name of Issuer:  Teton Energy Corporation
Title of Class of Securities:  Common
Cusip:  881628101
Date of Event:  February 18, 2009

 1) Name of Reporting Person: BMI Capital Corporation
 2) Appropriate Box if a Member of a Group (b)
 3) SEC Use Only
 4) Place of Organization  Delaware
 5) Sole Voting Power 0
 6) Share Voting Power 0
 7) Sole Dispositive Power  2,052,776
 8) Shared Dispositive Power   0
 9) Aggregate Amount Beneficially owned by Each Reporting Person 2,052,776
12) Type of Reporting Person:  IA

Item 1:
a) Name of Issuer:                      Teton Energy Corporation
b) Address of Issuers Business Office   410 17th Street, Suite 1850
				        Denver, CO  80202

Item 2:
a)  Name of Person Filing:  	        BMI Capital Corporation

b)  Address of Principal Office:        570 Lexington Avenue
					New York, NY 10022

b)  Place of Organization:		Delaware

d)  Title of Class of Securities        Common

e)  Cusip



Item 3:
   If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
(c), check whether this person is a:

e)   An Investment Advisor in accordance with 240.13d-1 (b)(1)(ii)(E)

Item 4:
a) Amount beneficially owned: 2,052,776
b) Percent of class:  9.36%
c) Number of shares as to which the person has:
(iii) Sole power to dispose or to direct the disposition of 2,052,776

Item 10:   Certification
(b) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct


Laurie Skolnick
Vice President
Date:  February 18, 2009
Vice President